

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2020

Mike Randolfi
Chief Financial Officer
Adtalem Global Education Inc.
500 West Monroe Street
Chicago, Illinois 60661

> **Re: Adtalem Global Education Inc.**
> **Form 10-K for the Fiscal Year Ended June 30, 2019**
> **Filed August 28, 2019**
> **File No. 001-13988**

Dear Mr. Randolfi:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services